INVEST IN **WEATHERFLOW-TEMPEST**

AI-Powered Weather Intelligence


32°
WeatherFlow-Tempest
The Future of Weather Intelligence

shop.tempest.earth Daytona Beach, FL

Technology | B2B | Hardware | Consumer Goods | B2C

Highlights

1. 85,000+ connected weather stations form the world's largest managed weather network
2. 100B+ monthly observations from a growing private network powered by Nearcast AI™
3. 150,000 customers have yielded $63+ million in total revenue
4. $13 million in 2025 revenue, achieving an operating profit over our last three quarters
5. 85% year-over-year growth in ARR from business customers
6. Trusted by Amazon, Disney, AllState, Southern Company, and the National Weather Service
7. Expanding number of patents advancing the future of weather intelligence
8. Disrupting a $20 billion market for better weather data and decision intelligence

Featured Investor

M **Mark Soane**
Syndicate Lead
Follow
Invested $60,000

"Weatherflow-Tempest has a huge opportunity in front of them, and the company has passed key milestones - achieving operating profitability and its current scale offers it a defensible moat. I've invested personally while using

the investing philosophy I have used successfully in my career as a venture capitalist. First, I invest in people. I know and trust the team at WeatherFlow-Tempest. And their track record speaks for them on its own. Second, I invest in companies that have passed the product and market acceptance risk stage. The bet I'm making is that they can grow, taking full advantage of what they have already proven. WFT has accomplished what Andrew Chen, in his book The Cold Start Problem, described as the hard part of the network - gathering and organizing large amounts of content. In this case, the customers who have purchased Tempest weather stations enabled that content. The billions of weather observations are increasingly valuable in the current era of AI, especially in the incredibly data and compute intensive fields of weather modeling and decision support. The fact that Weather-Flow-Tempest is also helping the world save valuable resources and avoid preventable natural disasters is fantastic! I invested in WeatherFlow-Tempest for the first time four years ago, and I'm now excited to serve as the Lead Investor in this current round."

Team



Buck Lyons Chief Executive Officer

Serial entrepreneur & startup strategy expert. 5x lead founder, 3x in weathertech. Orchestrated multiple successful exits as founder, with all of them delivering investor returns. Consultant on other exits. Middlebury BA, Math. Stanford MBA.



Edward Dingels Chief Operating Officer & President

Weather tech innovator, operations expert and business leader. Drove growth with extraordinary profitability as GM of WeatherBug, a leading US weather app. Elevated to COO/CTO of GroundTruth, the acquirer of WeatherBug. University of Maryland MS & MBA.



Michele Redmon Director of Marketing

Marketing strategist. $60m in revenue from high-impact campaigns. Expert at turning complex technology into stories that win audiences. Leads a team of paid media specialists, analysts, and content strategists. University of North Carolina BA.



David St. John Chief Technology Officer

Expert engineering architect. Successful 2x founder in weathertech and e-commerce. Deep expertise in hardware and software engineering. Creates scalable systems to deploy best in class products. University of Florida BS. University of California MS.



Corrine Butcher Chief Information Officer

Software engineer and data science expert. Specialist in app, SaaS and API development. Proven record delivering complex and scalable products. Four-year, full scholarship competitive programming contest winner. Stevenson University, BS, MS.



Marty Bell, Ph.D. Chief Science Officer & Head of Business Development

Atmospheric scientist. Data scientist and B2B sales leader. Driving 2025 ARR toward 100% growth. Formerly at NASA, and the US DoD. Extensive career in applied weather modeling and environmental engineering. University of Canterbury BS, PhD.



Phillip Atkinson Co-Founder & Board of Directors Member

Electrical engineer and visionary with 30 years of experience in weather hardware, electronics and data. Started out designing systems for Lockheed Martin, then turned his attention to weather instrumentation and maintenance. BS Harvard University.



Michael Samols Board of Directors and Advisor

Strategic advisor. Key executive and advisor for multiple high-growth startups, like Spinvox, and Goodmail. Former venture capitalist with Amicus Capital and

investment banker at Robertson, Stephens & Co. Harvard College BA. Stanford University MBA.



Mark Soane Board of Directors Member

Strategic advisor. Partner at Glidepath Ventures. Executive roles in venture-backed companies and a major turnaround of a $40M wholesale security systems distributor. Dartmouth BA. Stanford University MBA.

Memo

Why WeatherFlow-Tempest?

At WeatherFlow-Tempest, we're helping everyone from Fortune 100 businesses to homeowners make smarter decisions with real-time, hyperlocal weather intelligence.

Weather impacts everything — from how we grow food and manage power grids, to countless decisions made every day.

Our proprietary weather technology and state-of-the-art hardware provide actionable weather insights that save money, time, and resources.

Built on a growing foundation of 85,000+ weather stations, WeatherFlow-Tempest operates the largest managed weather network in the world, producing billions of observational data points every day. Our continuously evolving Nearcast AI™ and our best in class data decision tools optimize cost savings and efficiency for more than 150,000 customers.

Led by world-class weather scientists and proven business innovators, we're raising capital to fuel our next phase of growth, capturing the growing demand for more sophisticated weather intelligence from consumers, businesses and government agencies.

85,000+ weather stations

Largest managed weather network with sensors that fuel our proprietary AI for better, more effective decision making.

1.2T observational data points

100B+ observational data points collected and processed each month, powering our Nearcast AI™.

$63M+ total revenue

150,000 paying customers have yielded $63M+ in cumulative revenue and $13M+ in 2025.

Weather is the most costly yet least managed force in the

global economy


Underprepared
for fire danger


Energy drained and
over used


Water wasted
during rainfall


Exposed to
dangerous heat

Weather is the force impacting everything we depend on — from food and water to transportation and energy. Yet countless daily weather-related decisions rely on incomplete or imprecise data, driving massive inefficiencies across the global economy.

While disasters steal headlines, the hidden impact of weather is incalculably large. From wasted energy and water to lost productivity and damaged property, hundreds of billions of dollars are wasted every year by businesses and homes as a result of under-informed decisions.

Quantifying Weather-Driven Losses and Potential Efficiency Gains by Sector


Annual Weather-Driven Losses
Potential Annual Savings
Retail & Consumer Goods
Insurance & Property
Construction
Transportation & Logistics
Utilities & Energy
Agriculture
0
$50
$100
$150
$200
$250
USD Billions ($)

Figures are illustrative and directionally consistent with studies of climate-related productivity and resource efficiency.

Weather impacts global industries, AND it shapes everyday life at home. Utilities are often underprepared for fire danger. Your air conditioner still runs even as temperatures drop. Sprinklers pump water even as rain approaches. A soccer team drives to practice when it's already dangerously hot.

Tempest Weather Network and Nearcast AI™ drive

smarter decisions


Fire danger flagged early at weather stations


Energy
High Usage
Cooling stops at the comfort target


Rain detection + automation


Heat index alerts

We can't control the weather, but our weather intelligence technology transforms it to something we can anticipate and proactively manage. The result is reliable support for smarter decisions in both automated processes and those that require human oversight, eliminating waste and generating real additional value.

Our Proprietary Weather Network

Our solution starts with the world's largest managed weather network - a carefully supervised set of weather stations with every data point continuously validated and quality controlled. Today, this growing network includes over 85,000 stations generating billions of daily observations. These stations are located in the areas of greatest demand for improved weather info, from homes, farms, and commercial operations to remote locations such as coastlines and power infrastructure, giving us unparalleled reach and precision for all our customers.



Nearcast AI™ Fuels Smarter Weather Intelligence

We combine data from our network with all available curated surface observations to create a vast, high-quality dataset that powers our patented Nearcast AI™. This system continuously validates incoming data, calibrates instruments, and fills gaps to generate high-resolution, localized weather insights, even in areas with limited direct observations. By integrating real-world measurements to correct errors and biases, it also enhances Numerical Weather Prediction (NWP) models, delivering forecasts that are more accurate than any other source. Nearcast AI™ transforms all available observations into a data-to-decision system powering consumer apps, enterprise platforms, and application programming interfaces (APIs) with precise, actionable insights.


How Nearcast AI™ Makes
Weather More Accurate
Weather data we capture
Tempest Weather Stations
Surface, Satellite & Radar Observations
Public & Global Weather Sources
Nearcast AI™
Better weather for you
More accurate local forecasts
Smarter alerts and faster decisions

Powerful tech turns weather into action

The Network data fuels Nearcast AI™ and together they drive a proprietary intelligence platform that powers all our hardware and software products. This technology delivers clear, actionable weather insights that save time, protect what matters, and help you make smarter decisions-every day, in every season.

With WeatherFlow-Tempest's suite of products, apps, and data visualization tools, utilities see shifting winds before a fire has the chance to spark. Homes

automatically adjust AC and irrigation to run only when it makes sense. Coaches reschedule practice to avoid dangerous heat. Massive risk and waste are avoided.

Tempest Sensor Systems



Hardware systems for real-world weather

- Tempest Weather System installed in homes & properties
- Expanding global network: 85,000+ stations and growing
- Data feeds our Nearcast™ Technology

Infrastructure that pays for itself

- Sensor network expansion improves all products
- Lower-cost, high-density observation model
- Foundation for accurate, hyperlocal intelligence

Consumer Apps


SAILFLOW

Weather intelligence as a lifestyle service

- Apps for sailing, fishing, wind sports, safety alerts
- Millions of active users
- Highly sticky subscription community

Better Data for Better Decisions

- Hyperlocal forecasts powered by Nearcast AI™
- Location-specific alerts & actionable recommendations
- Supports personal safety, recreation, and planning

Enterprise Systems

B2B SaaS + DaaS Expansion
(Rapid Assets, long-term ARR cashflow)

- Utilities, commercial properties, insurance, smart home
- White-label alliances with major brands & broadcasters
- Enterprise deployments of Tempest stations + Ops Console

Data that delivers measurable ROI

- Energy optimization
- Water conservation
- Fire danger & storm-risk insights
- Operational efficiency for distributed assets



Massive, Proprietary Data Network

Patented Nearcast AI™ Technology

Expert Team With Decades of Experience

Recognized by Experts. Loved by Weather Geeks. Trusted by Everyone.





> This truly is the only 'rain sensor' that has ever really worked consistently with my smart irrigation controller, and I get all the other great weather station features as well.

Richard Negvesky

> I have owned many weather stations but hands down, this has to be the best I have had. As advertised on your quick guide, I was up and running in 5 minutes once I opened it out of the box.

Jeff S

> Tempest is very accurate compared to actual weather as monitored by other stations nearby. It gives plenty of data and best of all, stores this and is accessible via the app

Thomas Erdmann

> I would suggest that everyone who owns or operates a business should purchase one of these to ensure you get a proper payout from your insurance company.

Bruce Jones

A team obsessed with engineering the future of weather

Our team brings together world-class experience in weather sciences and business innovation with a series of successful exits and private-public partnerships. From NOAA to Silicon Valley, our team is obsessed with leveraging data and design to improve the future of weather.



Buck Lyons
Chief Executive Officer & Co-Founder



Eddie Dingels
Chief Operating Officer & President



David St. John
Chief Technology Officer & Co-Founder



Corrine Butcher
Chief Information Officer



Marty Bell, Ph.D.
Chief Science Officer & Head of Business Development



Michele Redmon
Director of Marketing



Phillip Atkinson



Michael Samols

SOCIAL SECURITY ADMINISTRATION USA

Co-Founder & Board of Directors Member

Board of Directors & Advisor

Disrupting the growing $20 billion market for weather data and decision support

We're addressing a total market opportunity of approximately $20 billion across data services, forecasting, IoT hardware, and climate analytics. Various sub-markets are expanding at double-digit rates as businesses, governments, and consumers seek hyperlocal, actionable weather intelligence.

The existing market is changing as customers are demanding better. The world is more data driven than ever, and our company is poised to provide more products with actionable measurable insights. WeatherFlow-Tempest is uniquely positioned to lead this new era of short-term, hyperlocal weather intelligence – locally and globally.

Information | Forecasting | Climate Data | Hardware stations


$1B
Global IoT Weather Station Hardware
$1.63B
Global Weather DaaS
$1.14B
Global Climate Data & Analysis
$13.51 B
Global Weather Information Technologies & Services
$2.73B
Global Weather Forecasting

A profitable model, poised to scale rapidly

Streamlining operations and fine-tuning our diversified revenue mix have strengthened our financial performance, enabling us to deliver operating profit since Q2 2025 while continuing to invest in innovation. Today, we are positioned to fund steady growth from operating cash and accelerate expansion as high-value opportunities emerge.

Each branch of our business is advancing as an independent revenue driver. Sales of Tempest systems and our expanding line of consumer and business hardware continue to generate healthy, reliable margins. Our always expanding network, combined with the ongoing advancement of Nearcast AI™, is fueling exceptional YOY growth in software and data services. ARR at year-end 2025 now exceeds $1M, up more than 85% from 2024.



Subscription & Hardware Revenue
Hardware Revenue
Subscription Revenue
$100M
$75M
$50M
$25M
$0
2025
2026
2027
2028
2029

*Future projections are based on assumptions that the Company will grow Hardware Systems sold from 19,850 to 145,983, consumer app subscriptions from 34,066 to 142,306, and B2B Saas/DaaS subscribers from 258 to 2,154 over 4 years; projections also assume the Company will raise at least $3.2 million between now and December 2027. Results are not guaranteed and if the Company does not raise capital, growth will be substantially slower.

Looking ahead, we believe 2026 will be a breakout year for WeatherFlow-Tempest. We're preparing for a significant consumer app launch in April. With new partnerships forming and international expansion underway, we anticipate substantial growth across all business lines.

We are raising capital to scale rapidly, prioritizing proven markets in emergency management, utilities, media, and insurance, as well as high-potential sectors such as commercial property, construction, and smart energy. All our areas of focus offer long-term gains where our competitive advantages are strongest.

Join us in making weather work for the world

We're all at the mercy of the weather. But the future of weather is here. At WeatherFlow-Tempest, we've built a global weather intelligence platform that helps the world get smarter about how we manage and react to it.

With our rapidly expanding network, AI infused technology, data advantage and strong recurring revenue, we're positioned for exponential growth. Our foundation is solid — the start-up business and technology risks are behind us. Opportunity and a plan to grow lie ahead.

We believe we are at a transformative inflection point - our company has strong

traction and a profitable model yet we are just beginning to take full advantage of our opportunity to scale. We invite all our customers, weather geeks, and savvy investors to join us!


Tempest°
Invest in the future
of weather.
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Tempest
9:41
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